Exhibit 99.97

Volaris Files its 20-F Report for the Year 2021

Controladora Vuela Compañia de Aviación, S.A.B. de C.V. (“Volaris” or the “Company”) (BMV: VOLAR) (NYSE: VLRS) announced today that it filed its annual report under the Form 20-F for the fiscal year ended December 31, 2021, with the U.S. Securities and Exchange Commission (the “SEC”).

A copy of the report can be accessed by visiting the SEC’s website at www.sec.gov and is also available at the website www.ir.volaris.com. Shareholders may request a hard copy of the audited financial statements included in such report free of charge by contacting Volaris Investors Relations at the email address specified below.

Volaris is an ultra-low-cost carrier, with point-to-point operations, serving Mexico, the United States, Central and South America. Volaris offers low base fares to build its market, providing quality service and extensive customer choice. Since the beginning of operations in March 2006, Volaris has increased its routes from 5 to more than 188 and its fleet from 4 to 105 aircraft. Volaris offers more than 500 daily flight segments on routes that connect 44 cities in Mexico and 27 cities in the United States, Central and South America with the youngest fleet in Mexico. Volaris targets passengers who are visiting friends and relatives, cost-conscious business and leisure travelers in Mexico, the United States, Central and South America. Volaris has received the ESR Award for Social Corporate Responsibility for eleven consecutive years. For more information, please visit: www.volaris.com.

This release contains statements that may be considered forward looking statements within the meaning of Section 27A of the U.S. Securities Act of 1933 and Section 21E of the U.S. Securities Exchange Act of 1934. All forward-looking statements, whether made in this release or in future filings or press releases or orally, address matters that involve risks and uncertainties, including in respect of the Company’s prospects for growth and its ongoing access to capital to fund the Company’s business plan, among others. Consequently, changes in the following factors, among others, could cause actual results to differ materially from those included in the forward-looking statements: market prices of oil & gas, market conditions, applicable regulations, the exchange rate, the Company’s competitiveness and the performance of Mexico’s economy and industry, to mention a few. We do not intend, and do not assume any obligation to update these forward-looking statements.

For further information, please contact:

Investor Relations Contact:

Félix Martínez / Naara Cortés Gallardo / ir@volaris.com

Media Contact:

Gabriela Fernández / gabriela.fernandez@volaris.com